Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 6, 2024 to Prospectus dated February 21, 2023

Registration No. 333-269881

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

August 6, 2024

	2024 Series C 5.05% Senior Notes due 2034	2024 Series D 5.55% Senior Notes due 2054
Principal Amount:	$600,000,000	$600,000,000
Expected Ratings* (Moody’s/S&P/Fitch):	A2 (negative outlook) / BBB+ (stable outlook) / A (stable outlook)	A2 (negative outlook) / BBB+ (stable outlook) / A (stable outlook)
Trade Date:	August 6, 2024	August 6, 2024
Settlement Date (T+4)**:	August 12, 2024	August 12, 2024
Final Maturity Date:	August 15, 2034	August 15, 2054
Interest Payment Dates:	February 15 and August 15	February 15 and August 15
First Interest Payment Date:	February 15, 2025	February 15, 2025
Optional Redemption:	Make Whole Call at T+20 bps prior to May 15, 2034; Par Call on or after May 15, 2034	Make Whole Call at T+25 bps prior to February 15, 2054; Par Call on or after February 15, 2054
Benchmark Treasury:	4.375% due May 15, 2034	4.250% due February 15, 2054
Benchmark Treasury Yield:	3.879%	4.180%
Spread to Benchmark Treasury:	+120 bps	+140 bps
Reoffer Yield:	5.079%	5.580%
Coupon:	5.05%	5.55%
Price to Public:	99.774% of the principal amount	99.565% of the principal amount
Proceeds to the Company Before Expenses:	99.124% of the principal amount	98.690% of the principal amount
CUSIP/ISIN:	927804 GR9/US927804GR96	927804 GS7/US927804GS79
Joint Book-Running Managers:	BNP Paribas Securities Corp., BofA Securities, Inc., MUFG Securities Americas Inc., Santander US Capital Markets LLC, TD Securities (USA) LLC, U.S. Bancorp Investments, Inc., BMO Capital Markets Corp., Guggenheim Securities, LLC and Regions Securities LLC
Co-Managers:	Academy Securities, Inc. and Drexel Hamilton, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated August 6, 2024, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll-free)
BofA Securities, Inc.	1-800-294-1322 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
Santander US Capital Markets LLC	1-855-403-3636 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding two business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.